Exhibit 99.2

Results of Operations

Three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023

During the three-month periods ended December 31, 2024 and 2023, we had an average of 104.7 and 111.6 vessels, respectively, in our owned fleet. In addition, during the three-month periods ended December 31, 2024 and 2023, through our dry bulk operating platform Costamare Bulkers Inc. (“CBI”) we chartered-in an average of 66.4 and 63.3 third party dry bulk vessels, respectively. As of February 4, 2025, CBI charters-in 51 dry bulk vessels on period charters.

During the three-month period ended December 31, 2024, we took delivery of the secondhand dry bulk vessels Magnes, Alwine and August with an aggregate DWT of 301,726 and we sold the dry bulk vessel Discovery with a DWT of 37,019.

During the three-month period ended December 31, 2023, we sold the dry bulk vessels Peace, Pride and Cetus with an aggregate DWT of 143,941 and the container vessel Oakland with a TEU capacity of 4,890.

Furthermore, during the three-month period ended December 31, 2023, we acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

As of December 31, 2024, we have invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the three-month periods ended December 31, 2024 and 2023, our fleet ownership days totaled 9,633 and 10,267 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2023	2024	Change	Change

Voyage revenue	$490.5	$443.2	$(47.3)	(9.6%)
Voyage revenue – related parties	-	99.0	99.0	n.m.
Total voyage revenue	$490.5	$542.2	51.7	10.5%
Income from investments in leaseback vessels	4.3	6.3	2.0	46.5%
Voyage expenses	(90.0)	(93.3)	3.3	3.7%
Charter-in hire expenses	(166.3)	(185.1)	18.8	11.3%
Voyage expenses – related parties	(3.7)	(6.9)	3.2	86.5%
Vessels’ operating expenses	(64.0)	(59.7)	(4.3)	(6.7%)
General and administrative expenses	(3.9)	(6.3)	2.4	61.5%
Management and agency fees – related parties	(12.3)	(14.0)	1.7	13.8%
General and administrative expenses - non-cash component	(1.5)	(1.9)	0.4	26.7%
Amortization of dry-docking and special survey costs	(5.3)	(6.3)	1.0	18.9%
Depreciation	(41.8)	(41.7)	(0.1)	(0.2%)
Gain on sale of vessels, net	(1.0)	0.4	1.4	n.m.
Loss on vessels held for sale	(2.3)	-	(2.3)	n.m.
Vessel’s impairment loss	(0.2)	-	(0.2)	n.m.
Foreign exchange gains / (losses)	3.9	(6.4)	(10.3)	n.m.
Interest income	6.9	7.0	0.1	1.4%
Interest and finance costs	(34.4)	(33.2)	(1.2)	(3.5%)
Income / (loss) from equity method investments	0.1	-	(0.1)	n.m.
Other	1.2	0.5	(0.7)	(58.3%)
Gain /(loss) on derivative instruments, net	24.5	(69.7)	(94.2)	n.m.
Net Income	$104.7	$31.9

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2023	2024	Change	Change
Total voyage revenue	$490.5	$542.2	$51.7	10.5%
Accrued charter revenue	(1.2)	(3.8)	(2.6)	n.m
Amortization of time-charter assumed	(0.1)	(0.2)	(0.1)	(100.0%)
Total voyage revenue adjusted on a cash basis (1)	$489.2	$538.2	$49.0	10.0%

Vessels’ operational data	Three-month period ended December 31,			Percentage
	2023	2024	Change	Change
Average number of vessels	111.6	104.7	(6.9)	(6.2%)
Ownership days	10,267	9,633	(634)	(6.2%)
Number of vessels under dry-docking and special survey	7	3	(4)

(1) Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Total voyage revenue adjusted on a cash basis.

Total Voyage Revenue

Total voyage revenue increased by 10.5%, or $51.7 million, to $542.2 million during the three-month period ended December 31, 2024, from $490.5 million during the three-month period ended December 31, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to increased volume of its operations period over period, (ii) revenue earned by one container vessel acquired during the fourth quarter of 2023 and six dry bulk vessels acquired during the year ended December 31, 2024, (iii) increased charter rates in certain of our dry bulk vessels in the fourth quarter of 2024 compared to the fourth quarter of 2023 and (iv) decreased fleet off-hire and idle days in the fourth quarter of 2024 compared to the fourth quarter of 2023; partly offset by revenue not earned by ten dry bulk vessels sold during the year ended December 31, 2024.

Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 10.0%, or $49.0 million, to $538.2 million during the three-month period ended December 31, 2024, from $489.2 million during the three-month period ended December 31, 2023. Accrued charter revenue for the three-month periods ended December 31, 2024 and 2023 was a negative amount of $3.8 million and a negative amount of $1.2 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $6.3 million and $4.3 million for the three-month periods ended December 31, 2024 and 2023, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $93.3 million and $90.0 million for the three-month periods ended December 31, 2024 and 2023, respectively. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $185.1 million and $166.3 million for the three-month periods ended December 31, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $6.9 million and $3.7 million for the three-month periods ended December 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider, (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.4 million, in the aggregate, for the three-month periods ended December 31, 2024 and 2023, respectively and (iii) address commission on certain charter-out agreements payable to a related agent (since the second quarter of 2024). This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $59.7 million and $64.0 million during the three-month periods ended December 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,193 and $6,231 for the three-month periods ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $6.3 million and $3.9 million during the three-month periods ended December 31, 2024 and 2023, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $10.7 million and $11.7 million during the three-month periods ended December 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $2.2 million and $3.8 million for the three-month periods ended December 31, 2024 and 2023, respectively. Furthermore, during the three-month periods ended December 31, 2024 and 2023, agency fees of $3.3 million and $0.6 million, in aggregate, were charged by four related agents in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended December 31, 2024 amounted to $1.9 million, representing the value of the shares issued to a related service provider on December 30, 2024. General and administrative expenses - non-cash component for the three-month period ended December 31, 2023 amounted to $1.5 million, representing the value of the shares issued to a related service provider on December 29, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $6.3 million and $5.3 million during the three-month periods ended December 31, 2024 and 2023, respectively. During the three-month period ended December 31, 2024, two vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended December 31, 2023, five vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended December 31, 2024 and 2023 was $41.7 million and $41.8 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended December 31, 2024, we recorded a gain of $0.4 million from the sale of the dry bulk vessel Discovery. During the three-month period ended December 31, 2023, we recorded a net loss of $1.0 million from the sale of the dry bulk vessels Peace, Pride and Cetus and the sale of the container vessel Oakland, which was classified as a vessel held for sale as of September 30, 2023.

Loss on Vessels Held for Sale

We did not record any loss on any vessels held for sale during the three-month period ended December 31, 2024. During the three-month period ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the three-month period ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were each classified as a vessel held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Vessel’s Impairment Loss

During the three-month period ended December 31, 2024, no impairment loss was recorded. During the three-month period ended December 31, 2023, we recorded an impairment loss in relation to one of our dry bulk vessels in the amount of $0.2 million.

Interest Income

Interest income amounted to $7.0 million and $6.9 million for the three-month periods ended December 31, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $33.2 million and $34.4 million during the three-month periods ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance during the three-month period ended December 31, 2024, compared to the three-month period ended December 31, 2023.

Income / (Loss) from Equity Method Investments

Income/(loss) from equity method investments for the three-month period ended December 31, 2024, was nil (compared to income of $0.1 million for the three-month period ended December 31, 2023) representing our share in the jointly owned companies set up pursuant to the Framework Deed. During the three-month period ended December 31, 2023 we acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel. As of December 31, 2023, two companies were jointly owned pursuant to the Framework Deed out of which none owned container vessels. As of December 31, 2024, there were no jointly owned companies pursuant to the Framework Deed.

Gain / (loss) on Derivative Instruments, net

As of December 31, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2024, the fair value of these instruments, in aggregate, amounted to a net liability of $7.4 million. During the three-month period ended December 31, 2024, a net gain of $12.1 million has been included in OCI and a net loss of $69.7 million has been included in Gain / (loss) on Derivative Instruments, net.

Cash Flows

Three-month periods ended December 31, 2024 and 2023

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2023	2024
Net Cash Provided by Operating Activities	$152.9	$128.9
Net Cash Used in Investing Activities	$(33.3)	$(70.7)
Net Cash Used in Financing Activities	$(101.0)	$(157.0)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2024, decreased by $24.0 million to $128.9 million, from $152.9 million for the three-month period ended December 31, 2023. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis); partly offset by the increased cash from operations during the three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023, the decrease in interest payments (including interest rate derivatives net receipts) during the three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023 and the decreased dry-docking and special survey costs during the three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023.

Net Cash Used in Investing Activities

Net cash used in investing activities was $70.7 million in the three-month period ended December 31, 2024, which mainly consisted of (i) the settlement payment for the acquisition of the secondhand dry bulk vessel Magnes, (ii) payments for the acquisition of the secondhand dry bulk vessels Alwine and August, (iii) net payments for the investments into which NML entered, and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly offset by proceeds we received from the sale of the dry bulk vessel Discovery.

Net cash used in investing activities was $33.3 million in the three-month period ended December 31, 2023, which mainly consisted of (i) an advance payment for the acquisition of the secondhand dry bulk vessel Miracle, (ii) payments for upgrades for certain of our container and dry bulk vessels, (iii) net payments for the investments into which NML entered and (iv) payments for the purchase of short-term investments in US Treasury Bills; partly offset by the proceeds we received from the sale of the container vessel Oakland and the dry bulk vessels Peace, Pride and Cetus.

Net Cash Used in Financing Activities

Net cash used in financing activities was $157.0 million in the three-month period ended December 31, 2024, which mainly consisted of (i) $30.4 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $360.6 million we received from eight debt financing agreements), (ii) $105.0 million we paid for the full prepayment of our unsecured bond loan, (iii) $13.7 million we paid for dividends to holders of our common stock for the third quarter of 2024 and (iv) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) for the period from July 15, 2024 to October 14, 2024.

Net cash used in financing activities was $101.0 million in the three-month period ended December 31, 2023, which mainly consisted of (i) $88.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $12 million we received from one debt financing agreement), (ii) $9.3 million we paid for dividends to holders of our common stock for the third quarter of 2023 and (iii) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from July 15, 2023 to October 14, 2023.

Results of Operations

Year ended December 31, 2024 compared to the year ended December 31, 2023

During the years ended December 31, 2024 and 2023, we had an average of 105.6 and 111.4 vessels, respectively, in our owned fleet. In addition, during the years ended December 31, 2024 and 2023, through CBI we chartered-in an average of 62.3 and 43.1 third-party dry bulk vessels, respectively. As of February 4, 2025, CBI has chartered-in 51 dry bulk vessels on period charters.

During the year ended December 31, 2024, we took delivery of the secondhand dry bulk vessels Miracle, Prosper, Frontier, Magnes, Alwine and August with an aggregate DWT of 843,679 and we sold the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery with an aggregate DWT capacity of 433,033.

During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) we acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

In addition, during the year ended December 31, 2023, we acquired the secondhand dry bulk vessels Enna, Dorado and Arya with an aggregate DWT of 417,241 and we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182 and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus with an aggregate DWT of 248,655.

As of December 31, 2024, we have invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the years ended December 31, 2024 and 2023, our fleet ownership days totaled 38,661 and 40,652 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2023	2024	Change	Change

Voyage revenue	$1,502.5	$1,849.9	$347.4	23.1%
Voyage revenue – related parties	-	210.1	210.1	n.m.
Total voyage revenue	1,502.5	2,060.0	557.5	37.1%
Income from investments in leaseback vessels	8.9	23.9	15.0	168.5%
Voyage expenses	(275.9)	(371.1)	95.2	34.5%
Charter-in hire expenses	(340.9)	(706.6)	365.7	107.3%
Voyage expenses – related parties	(14.0)	(21.6)	7.6	54.3%
Vessels’ operating expenses	(258.1)	(240.2)	(17.9)	(6.9%)
General and administrative expenses	(18.4)	(25.0)	6.6	35.9%
Management and agency fees – related parties	(56.3)	(59.3)	3.0	5.3%
General and administrative expenses – non-cash component	(5.8)	(8.4)	2.6	44.8%
Amortization of dry-docking and special survey costs	(19.8)	(23.6)	3.8	19.2%
Depreciation	(166.3)	(164.2)	(2.1)	(1.3%)
Gain on sale of vessels, net	112.2	3.8	(108.4)	(96.6%)
Loss on vessels held for sale	(2.3)	-	(2.3)	n.m.
Vessels’ impairment loss	(0.4)	-	(0.4)	n.m.
Foreign exchange gains / (losses)	2.6	(5.4)	(8.0)	n.m.
Interest income	32.4	33.2	0.8	2.5%
Interest and finance costs	(144.4)	(133.1)	(11.3)	(7.8%)
Income from equity method investments	0.8	-	(0.8)	n.m.
Other	6.9	2.8	(4.1)	(59.4%)
Gain /(Loss) on derivative instruments, net	17.3	(48.9)	(66.2)	n.m.
Net Income	$381.0	$316.3

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2023	2024	Change	Change

Total voyage revenue	$1,502.5	$2,060.0	$557.5	37.1%
Accrued charter revenue	3.3	(6.8)	(10.1)	n.m.
Amortization of time-charter assumed	(0.2)	(0.6)	(0.4)	n.m.
Total voyage revenue adjusted on a cash basis (1)	$1,505.6	$2,052.6	$547.0	36.3%

Vessels’ operational data	Year ended December 31,			Percentage
	2023	2024	Change	Change
Average number of vessels	111.4	105.6	(5.8)	(5.2%)
Ownership days	40,652	38,661	(1,991)	(4.9%)
Number of vessels under dry-docking and special survey	25	12	(13)

(1) Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Total voyage revenue adjusted on a cash basis.

Total Voyage Revenue

Total voyage revenue increased by 37.1%, or $557.5 million, to $2,060.0 million during the year ended December 31, 2024, from $1,502.5 million during the year ended December 31, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to the increased volume of its operations year over year, (ii) increased charter rates in certain of our owned container and dry bulk vessels and (iii) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, three dry bulk vessels acquired during the third quarter of 2023 and six dry bulk vessels acquired during the year ended December 31, 2024, (iv) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023; partly offset by revenue not earned by one container vessel and six dry bulk vessels sold during the year ended 2023 and ten dry bulk vessels sold during the year ended December 31, 2024.

Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 36.3%, or $547.0 million, to $2,052.6 million during the year ended December 31, 2024, from $1,505.6 million during the year ended December 31, 2023. Accrued charter revenue for the years ended December 31, 2024 and 2023 was a negative amount of $6.8 million and a positive amount of $3.3 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $23.9 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to (i) the income earned from NML’s operations for the entire year ended December 31, 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) and (ii) the increased volume of NML’s operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $371.1 million and $275.9 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased, year over year, mainly due to CBI’s increased volume of operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $706.6 million and $340.9 million for the years ended December 31, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI. Charter-in expenses increased, year over year, mainly due to CBI’s increased volume of operations during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Voyage Expenses – related parties

Voyage expenses – related parties were $21.6 million and $14.0 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider, (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively and (iii) address commissions on certain charter-out agreements payable to a related agent (since the second quarter of 2024). This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $240.2 million and $258.1 million during the years ended December 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,213 and $6,349 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $25.0 million and $18.4 million during the years ended December 31, 2024 and 2023, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $43.6 million and $44.6 million during the years ended December 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $10.5 million and $14.5 million for the years ended December 31, 2024 and 2023, respectively. Furthermore, during the years ended December 31, 2024 and 2023, agency fees of $15.7 million and $11.7 million, in aggregate, were charged by four related agents in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the year ended December 31, 2024 amounted to $8.4 million, representing the value of the shares issued to a related service provider on March 29, 2024, June 28, 2024, September 30, 2024 and December 30, 2024. General and administrative expenses – non-cash component for the year ended December 31, 2023 amounted to $5.8 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $23.6 million and $19.8 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, 11 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the year ended December 31, 2023, 23 vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the years ended December 31, 2024 and 2023 was $164.2 million and $166.3 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2024, we recorded a net gain of $3.8 million from (i) the sale of the dry bulk vessels Manzanillo, Progress and Konstantinos, each of which was classified as a vessel held for sale as of December 31, 2023, (ii) the sale of the dry bulk vessels Merida, Alliance and Pegasus, (iii) the sale of the dry bulk vessel Adventure which was classified as a vessel held for sale as of March 31, 2024 (initially classified as vessels held for sale as of December 31, 2023), (iv) the sale of the dry bulk vessel Oracle which was classified as a vessel held for sale as of June 30, 2024 and (v) the sale of the dry bulk vessels Titan I and Discovery. During the year ended December 31, 2023, we recorded an aggregate net gain of $112.2 million from (i) the sale of the container vessel Oakland, which was classified as a vessel held for sale as of September 30, 2023, (ii) the sale of the container vessels Maersk Kalamata and Sealand Washington, each of which was classified as a vessel held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (iii) the sale of the dry bulk vessel Taibo, which was classified as a vessel held for sale as of March 31, 2023, (iv) the sale of the dry bulk vessels Peace, Pride, Cetus, Miner and Comity and (v) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”.

Loss on Vessels Held for Sale

We did not record any loss on any vessels held for sale during the year ended December 31, 2024. During the year ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million, representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the year ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were classified as vessels held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Vessels’ Impairment Loss

During the year ended December 31, 2024, no impairment loss was recorded. During the year ended December 31, 2023, we recorded an impairment loss in relation to two of our dry bulk vessels in the amount of $0.4 million in the aggregate.

Interest Income

Interest income amounted to $33.2 million and $32.4 million for the years ended December 31, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $133.1 million and $144.4 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to lower average loan balance during the year ended December 31, 2024, compared to the year ended December 31, 2023.

Income /(Loss) from Equity Method Investments

Income/(loss) from equity method investments for the year ended December 31, 2024, was nil (income of $0.8 million for the year ended December 31, 2023) representing our share in jointly owned companies set up pursuant to the Framework Deed. During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as result we acquired the 100% equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel. As of December 31, 2023 two companies, were jointly owned pursuant to the Framework Deed none of which owned container vessels. As of December 31, 2024, there were no jointly owned companies pursuant to the Framework Deed.

Gain / (loss) on Derivative Instruments, net

As of December 31, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2024, the fair value of these instruments, in aggregate, amounted to a net liability of $7.4 million. During the year ended December 31, 2024, a net loss of $4.0 million has been included in OCI and a net loss of $48.9 million has been included in Gain / (loss) on Derivative Instruments, net.

Cash Flows

Years ended December 31, 2024 and 2023

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2023	2024
Net Cash Provided by Operating Activities	$331.4	$537.7
Net Cash Provided by / (Used in) Investing Activities	$79.1	$(79.5)
Net Cash Used in Financing Activities	$(396.8)	$(505.5)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2024, increased by $206.3 million to $537.7 million, from $331.4 million for the year ended December 31, 2023. The increase is mainly attributable to the increased cash from operations during the year ended December 31, 2024 compared to the year ended December 31, 2023, to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the decrease in interest payments (including interest derivatives net receipts) during the year ended December 31, 2024 compared to the year ended December 31, 2023 and to the decreased dry-docking and special survey costs during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $79.5 million in the year ended December 31, 2024, which mainly consisted of (i) settlement payment for the delivery of the secondhand dry bulk vessel Miracle, (ii) payments for the acquisition of the secondhand dry bulk vessels Prosper, Frontier, Magnes, Alwine and August, (iii) payments for upgrades for certain of our container and dry bulk vessels and (iv) net payments for investments into which NML entered; partly offset by proceeds we received from the sale of the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery.

Net cash provided by investing activities was $79.1 million in the year ended December 31, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington, Maersk Kalamata and Oakland and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and (ii) the maturity of our short-term investments in US Treasury Bills; partly offset by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya, an advance payment for the acquisition of the secondhand dry bulk vessel Miracle and net payments for the investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $505.5 million in the year ended December 31, 2024, which mainly consisted of (i) $209.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $528.0 million we received from 18 debt financing agreements), (ii) $116.0 million we paid, in aggregate, for the full redemption of our Series E Preferred Stock, (iii) $105.0 million we paid, for the full prepayment of our unsecured bond loan, (iv) $43.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024, the second quarter of 2024 and the third quarter of 2024 and (v) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the period from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024, April 15, 2024 to July 14, 2024 and July 15, 2024 to October 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

Net cash used in financing activities was $396.8 million in the year ended December 31, 2023, which mainly consisted of (a) $256.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $576.2 million we received from eight debt financing agreements), (b) $60.0 million we paid for the re-purchase of 6.3 million of our common shares, (c) $39.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2022, the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2022 to January 14, 2023, January 15, 2023 to April 14, 2023, April 15, 2023 to July 14, 2023 and July 15, 2023 to October 14, 2023.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2024, we had Cash and cash equivalents (including restricted cash) of $777.9 million, $18.5 million invested in short-dated US Treasury Bills (short-term investments) and $45.2 million margin deposits in relation to our FFAs and bunker swaps. Furthermore, our liquidity stands at approximately $941.6 million accounting for $100.0 million of a hunting license facility subject to final documentation.

Debt-free vessels

As of February 4, 2025, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU / DWT Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550
Dry Bulk Vessels
ALWINE	2014	61,090
AUGUST	2015	61,090

Conference Call details:

On February 5, 2025 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until February 12, 2025. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 6127066.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 38 dry bulk vessels with a total capacity of approximately 3,016,000 DWT (including one vessel we have agreed to sell). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of February 4, 2025, about our fleet of containerships, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM/(*)	2006	9,469	72,700/(*)	May 2028(4)
17	YANTIAN I (ex. ZIM YANTIAN)	ZIM/(*)	2006	9,469	72,700/(*)	April 2028(5)
18	YANTIAN	COSCO/(*)	2006	9,469	(*)/(*)	May 2028(6)
19	COSCO HELLAS	COSCO/(*)	2006	9,469	(*)/(*)	August 2028(7)
20	BEIJING	COSCO/(*)	2006	9,469	(*)/(*)	July 2028(8)
21	MSC AZOV	MSC/(*)	2014	9,403	35,300/(*)	December 2029(9)
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC/(*)	2013	8,827	35,300/(*)	January 2029(10)
25	MSC ATHOS	MSC/(*)	2013	8,827	35,300/(*)	February 2029(11)
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(12)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(13)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(14)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(15)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(16)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(17)
32	KLEVEN	MSC/(*)	1996	8,044	41,500/(*)	April 2028(18)
33	KOTKA	MSC/(*)	1996	8,044	41,500/(*)	September 2028(19)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	October 2025
35	KURE	MSC/(*)	1996	7,403	41,500/(*)	August 2028(20)
36	METHONI	Maersk	2003	6,724	47,453	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	TAMPA I	ZIM/(*)	2000	6,648	45,000/(*)	July 2025 / June 2028(21)
39	ZIM VIETNAM	ZIM	2003	6,644	38,500	December 2028(22)
40	ZIM AMERICA	ZIM	2003	6,644	38,500	December 2028 (23)
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM/(*)	2006	5,642	62,500/(*)	June 2025/ April 2028(24)
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	18,018	October 2026
47	KYPARISSIA	Maersk	2014	4,957	18,118	October 2026
48	MEGALOPOLIS	Maersk	2013	4,957	14,043	July 2025(25)
49	MARATHOPOLIS	Maersk	2013	4,957	14,044	July 2025(25)
50	GIALOVA	(*)	2009	4,578	(*)	March 2026
51	DYROS	Maersk	2008	4,578	35,500	April 2027(26)
52	NORFOLK	(*)/(*)	2009	4,259	(*)/(*)	March 2028(27)
53	VULPECULA	ZIM	2010	4,258	Please refer to note 28	May 2028(28)
54	VOLANS	(*)	2010	4,258	(*)	July 2027
55	VIRGO	Maersk	2009	4,258	35,500	April 2027(29)
56	VELA	ZIM	2009	4,258	Please refer to note 30	April 2028(30)
57	ANDROUSA	(*)	2010	4,256	(*)	March 2026
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL (i)	Maersk	2018	3,800	21,000	March 2026(31)
61	LAKONIA	COSCO	2004	2,586	23,500	February 2027(32)
62	SCORPIUS	Hapag Lloyd	2007	2,572	16,500	February 2026
63	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	July 2028(33)
64	AREOPOLIS	COSCO	2000	2,474	23,500	March 2027(34)
65	ARKADIA	Swire Shipping	2001	1,550	13,000	March 2025
66	MICHIGAN	(*)/(*)	2008	1,300	(*)/(*)	October 2027(35)
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2028(36)
68	LUEBECK	(*)/(*)	2001	1,078	(*)/(*)	April 2028 (37)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	Zim Shanghai is currently chartered to ZIM at a daily rate of $72,700 until July 1, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(5)	Yantian I (ex. Zim Yantian) is currently chartered to ZIM at a daily rate of $72,700 until June 27, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(6)	Yantian is currently chartered to COSCO at an undisclosed rate until May 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(7)	Cosco Hellas is currently chartered to COSCO at an undisclosed rate until August 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(8)	Beijing is currently chartered to COSCO at an undisclosed rate until July 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(9)	MSC Azov is currently chartered to MSC at a daily rate of $35,300 until December 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until December 2029 (earliest redelivery) - February 2030 (latest redelivery) at an undisclosed rate.
(10)	MSC Athens is currently chartered to MSC at a daily rate of $35,300 until January 2026 (earliest redelivery) - March 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until January 2029 (earliest redelivery) - March 2029 (latest redelivery) at an undisclosed rate.
(11)	MSC Athos is currently chartered to MSC at a daily rate of $35,300 until February 2026 (earliest redelivery) - April 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until February 2029 (earliest redelivery) - April 2029 (latest redelivery) at an undisclosed rate.
(12)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(13)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(14)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(15)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(16)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(17)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(18)	Kleven is currently chartered to MSC at a daily rate of $41,500 until November 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.
(19)	Kotka is currently chartered to MSC at a daily rate of $41,500 until December 2026 (earliest redelivery) - February 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until September 2028 (earliest redelivery) - November 2028 (latest redelivery) at an undisclosed rate.
(20)	Kure is currently chartered to MSC at a daily rate of $41,500 until July 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until August 2028 (earliest redelivery) - October 2028 (latest redelivery) at an undisclosed rate.
(21)	Tampa I is currently chartered to ZIM at a daily rate of $45,000 until July 2025 (earliest redelivery) - August 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(22)	ZIM Vietnam is currently chartered at a daily rate of $53,000 until October 17, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(23)	ZIM America is currently chartered at a daily rate of $53,000 until October 3, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(24)	Glen Canyon is currently chartered to ZIM at a daily rate of $62,500 until June 2025 (earliest redelivery) - September 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(25)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(26)	Dyros is currently chartered to Maersk at a daily rate of $17,500 until April 15, 2025. Following the aforementioned date, the new daily rate will be $35,500 for a period of 24 to 26 months.
(27)	Norfolk is currently chartered until March 2025 (earliest redelivery) - May 2025 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until March 2028 (earliest redelivery) - May 2028 (latest redelivery) at an undisclosed rate.

(28)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(29)	Virgo is currently chartered to Maersk at a daily rate of $21,500 until April 15, 2025. Following the aforementioned date, the new daily rate will be $35,500 for a period of 24 to 26 months.
(30)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(31)	Polar Brasil is currently chartered at a daily rate of $19,700 until April 27, 2025. From such date and until the expiration of the charter the new daily rate will be $21,000. Charterer has the option to extend the current time charter for two additional one-year periods at a daily rate of $21,000.
(32)	Lakonia is currently chartered to COSCO at a daily rate of $26,500 until March 24, 2025. Following the aforementioned date, the new daily rate will be $23,500 for a period of 23 to 25 months.
(33)	Etoile is currently chartered until June 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until July 2028 (earliest redelivery) - August 2028 (latest redelivery) at an undisclosed rate.
(34)	Areopolis is currently chartered to COSCO at a daily rate of $26,500 until April 3, 2025. Following the aforementioned date, the new daily rate will be $23,500 for a period of 23 to 25 months.
(35)	Michigan is currently chartered until October 2025 (earliest redelivery) - December 2025 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2027 (earliest redelivery) - December 2027 (latest redelivery) at an undisclosed rate.
(36)	Trader is currently chartered until October 2026 (earliest redelivery) - December 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2028 (earliest redelivery) - December 2028 at an undisclosed rate.
(37)	Luebeck is currently chartered until April 2026 (earliest redelivery) - June 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Dry Bulk Vessel Fleet List

The table below provides information, as of February 4, 2025 about our owned fleet of dry bulk vessels. Each vessel is owned by one of our subsidiaries.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	MIRACLE	2011	180,643
3	PROSPER	2012	179,895
4	DORADO	2011	179,842
5	MAGNES	2011	179,546
6	ENNA	2011	175,975
7	AEOLIAN	2012	83,478
8	GRENETA	2010	82,166
9	HYDRUS	2011	81,601
10	PHOENIX	2012	81,569
11	BUILDER	2012	81,541
12	FARMER	2012	81,541
13	SAUVAN	2010	79,700
14	ROSE(i)	2008	76,619
15	MERCHIA	2015	63,585
16	DAWN	2018	63,561
17	SEABIRD	2016	63,553
18	ORION	2015	63,473
19	DAMON	2012	63,301
20	ARYA	2013	61,424
21	ALWINE	2014	61,090
22	AUGUST	2015	61,090
23	ATHENA	2012	58,018
24	ERACLE	2012	58,018
25	PYTHIAS	2010	58,018
26	NORMA	2010	58,018
27	CURACAO	2011	57,937
28	URUGUAY	2011	57,937
29	SERENA	2010	57,266
30	LIBRA	2010	56,701
31	CLARA	2008	56,557
32	BERMONDI	2009	55,469
33	VERITY	2012	37,163
34	PARITY	2012	37,152
35	ACUITY	2011	37,152
36	EQUITY	2013	37,071
37	BERNIS	2011	35,995
38	RESOURCE	2010	31,775

(i) Denotes vessel we have agreed to sell.

Consolidated Statements of Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2023	2024	2023	2024

	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$1,502,491	$1,849,860	$490,523	$443,165
Voyage revenue – related parties	-	210,087	-	98,959
Total voyage revenue	1,502,491	2,059,947	490,523	542,124
Income from investments in leaseback vessels	8,915	23,947	4,324	6,279
Total revenues	$1,511,406	$2,083,894	$494,847	$548,403

EXPENSES:
Voyage expenses	(275,856)	(371,058)	(90,005)	(93,267)
Charter-in hire expenses	(340,926)	(706,569)	(166,256)	(185,138)
Voyage expenses – related parties	(13,993)	(21,566)	(3,731)	(6,865)
Vessels’ operating expenses	(258,088)	(240,207)	(63,978)	(59,662)
General and administrative expenses	(18,366)	(25,040)	(3,907)	(6,342)
Management and agency fees – related parties	(56,254)	(59,281)	(12,304)	(14,002)
General and administrative expenses – non-cash component	(5,850)	(8,427)	(1,556)	(1,919)
Amortization of dry-docking and special survey costs	(19,782)	(23,627)	(5,310)	(6,320)
Depreciation	(166,340)	(164,206)	(41,774)	(41,677)
Gain / (loss) on sale of vessels, net	112,220	3,788	(971)	440
Loss on vessels held for sale	(2,305)	-	(2,305)	-
Vessel’s impairment loss	(434)	-	(205)	-
Foreign exchange gains / (losses)	2,576	(5,440)	3,860	(6,414)
Operating income	$468,008	$462,261	$106,405	$127,237

OTHER INCOME / (EXPENSES):
Interest income	$32,447	$33,185	$6,903	$6,989
Interest and finance costs	(144,429)	(133,123)	(34,406)	(33,226)
Income / (loss) from equity method investments	764	12	75	(7)
Other	6,941	2,873	1,231	588
Gain / (loss) on derivative instruments, net	17,288	(48,874)	24,467	(69,665)
Total other expenses, net	$(86,989)	$(145,927)	$(1,730)	$(95,321)
Net Income	$381,019	$316,334	$104,675	$31,916
Earnings allocated to Preferred Stock	(31,068)	(23,796)	(7,767)	(5,230)
Deemed dividend to Series E Preferred Stock	-	(5,446)	-	-
Net (Gain)/ loss attributable to the non-controlling interest	4,730	3,585	(322)	3,056
Net Income available to common stockholders	$354,681	$290,677	$96,586	$29,742

Earnings per common share, basic and diluted	$2.95	$2.44	$0.82	$0.25
Weighted average number of shares, basic and diluted	120,299,172	119,299,405	118,042,187	119,805,639

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2023	As of December 31, 2024
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$745,544	$704,633
Restricted cash	10,645	18,145
Margin deposits	13,748	45,221
Short-term investments	17,492	18,499
Investment in leaseback vessels, current	27,362	30,561
Net investment in sales type lease (Vessels), current	22,620	12,748
Accounts receivable	50,684	45,509
Inventories	61,266	57,656
Due from related parties	4,119	7,014
Fair value of derivatives	33,310	10,607
Insurance claims receivable	18,458	10,881
Vessels held for sale	40,307	-
Time-charter assumed	405	195
Accrued charter revenue	9,752	11,929
Prepayments and other	61,949	66,618
Total current assets	$1,117,661	$1,040,216
FIXED ASSETS, NET:
Vessels and advances, net	3,446,797	3,387,012
Total fixed assets, net	$3,446,797	$3,387,012
NON-CURRENT ASSETS:
Equity method investments	$552	$-
Investment in leaseback vessels, non-current	191,674	222,088
Deferred charges, net	72,801	71,807
Finance leases, right-of-use assets (Vessels)	39,211	37,818
Net investment in sales type lease (Vessels), non-current	19,482	6,734
Operating leases, right-of-use assets	284,398	297,975
Accounts receivable, non-current	5,586	3,560
Due from related parties, non-current	-	2,175
Restricted cash	69,015	55,158
Fair value of derivatives, non-current	28,639	21,382
Accrued charter revenue, non-current	10,937	2,688
Time-charter assumed, non-current	269	74
Total assets	$5,287,022	$5,148,687
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$347,027	$317,865
Finance lease liability	2,684	23,877
Operating lease liabilities, current portion	160,993	205,172
Accounts payable	46,769	49,425
Due to related parties	3,172	6,833
Accrued liabilities	39,521	31,885
Unearned revenue	52,177	47,813
Fair value of derivatives	3,050	34,221
Other current liabilities	7,377	28,469
Total current liabilities	$662,770	$745,560
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,999,193	$1,716,204
Finance lease liability, net of current portion	23,877	-
Operating lease liabilities, non-current portion	114,063	87,424
Fair value of derivatives, net of current portion	11,194	5,174
Unearned revenue, net of current portion	27,352	14,620
Other non-current liabilities	9,184	11,099
Total non-current liabilities	$2,184,863	$1,834,521
COMMITMENTS AND CONTINGENCIES	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary	$629	$(2,453)
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,435,294	1,336,646
Retained earnings	1,045,932	1,279,605
Accumulated other comprehensive income	21,387	17,345
Total Costamare Inc. stockholders’ equity	$2,382,531	$2,513,514
Non-controlling interest	56,229	57,545
Total stockholders’ equity	2,438,760	2,571,059
Total liabilities and stockholders’ equity	$5,287,022	$5,148,687

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Voyage revenue	$1,502,491	$1,849,860	$490,523	$443,165
Voyage revenue – related parties	-	$210,087	-	$98,959
Total voyage revenue	$1,502,491	$2,059,947	$490,523	$542,124
Accrued charter revenue (1)	$3,293	$(6,781)	$(1,222)	$(3,754)
Amortization of time-charter assumed	$(197)	$(625)	$(56)	$(242)
Total voyage revenue adjusted on a cash basis (2)	$1,505,587	$2,052,541	$489,245	$538,128
Income from investments in leaseback vessels	$8,915	$23,947	$4,324	$6,279

Adjusted Net Income available to common stockholders (3)	$249,006	$329,650	$79,981	$82,302
Weighted Average number of shares	120,299,172	119,299,405	118,042,187	119,805,639
Adjusted Earnings per share (3)	$2.07	$2.76	$0.68	$0.69

Net Income	$381,019	$316,334	$104,675	$31,916
Net Income available to common stockholders	$354,681	$290,677	$96,586	$29,742
Weighted Average number of shares	120,299,172	119,299,405	118,042,187	119,805,639
Earnings per share	$2.95	$2.44	$0.82	$0.25

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and the years ended December 31, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Net Income	$381,019	$316,334	$104,675	$31,916
Earnings allocated to Preferred Stock	(31,068)	(23,796)	(7,767)	(5,230)
Deemed dividend of Series E Preferred Stock	-	(5,446)	-	-
Non-Controlling Interest	4,730	3,585	(322)	3,056
Net Income available to common stockholders	354,681	290,677	96,586	29,742
Accrued charter revenue	3,293	(6,781)	(1,222)	(3,754)
Deferred charter-in expense	-	89	-	(211)
General and administrative expenses - non-cash component	5,850	8,427	1,556	1,919
Amortization of time-charter assumed	(197)	(625)	(56)	(242)
Realized (gain) /loss on Euro/USD forward contracts (1)	(729)	(687)	(193)	100
Vessels’ impairment loss	434	-	205	-
(Gain) / Loss on sale of vessels, net	(112,220)	(3,788)	971	(440)
Loss on vessels held for sale	2,305	-	2,305	-
(Gain) / Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments (1)	493	-	-	-
Non-recurring, non-cash write-off of loan deferred financing costs	1,484	1,809	45	1,404
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(4,801)	36,753	(18,629)	53,137
Other non-cash items	(1,587)	3,776	(1,587)	647
Adjusted Net Income available to common stockholders	$249,006	$329,650	$79,981	$82,302
Adjusted Earnings per Share	$2.07	$2.76	$0.68	$0.69
Weighted average number of shares	120,299,172	119,299,405	118,042,187	119,805,639

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, deemed dividend of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, loss on vessels held for sale, vessels’ impairment loss, realized (gain)/loss on Euro/USD forward contracts, (gain)/loss on sale of vessels, net , (gain)/loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.